MAGNET ANALYTICS, INC.

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
MagNet Analytics, Inc.
Lexington, MA

We have reviewed the accompanying financial statements of MagNet Analytics, Inc. (a corporation), which comprise the balance sheet as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 17, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

MAGNET ANALYTICS, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 22	$ 10,480
Inventory	2,345	-
Equity Investments	265	212,853
TOTAL CURRENT ASSETS	2,632	223,333
NON-CURRENT ASSETS		
Building Improvements	171,400	171,400
Equipment	5,564	5,564
Accumulated Depreciation	(40,368)	(5,564)
TOTAL NON-CURRENT ASSETS	136,596	171,400
TOTAL ASSETS	139,228	394,733
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	2,927	-
TOTAL CURRENT LIABILITIES	2,927	-
SHAREHOLDERS' EQUITY		
Common Stock (1,000,000 shares authorized; 1,000,000 issued; $.001 par value)	1,000	860
Additional Paid in Capital	3,295,205	3,221,609
Retained Earnings (Deficit)	(3,141,369)	(2,815,614)
Accumulated Other Comprehensive Income	(18,533)	(12,122)
TOTAL SHAREHOLDERS' EQUITY	136,303	394,733
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 139,228	$ 394,733

Reviewed- See accompanying notes.

MAGNET ANALYTICS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Operating Income		
Sales, Net	$ 21,349	$ 34,771
Cost of Goods Sold	(358)	(34,529)
Gross Profit	20,991	241
Operating Expense		
Salaries & Wages	182,065	228,860
Research & Development	86,601	282,576
Depreciation	34,804	48,094
General & Adminstrative	31,822	169,323
Rent	7,150	17,276
Legal & Professional	2,597	3,335
Selling & Marketing	-	8
	345,039	749,472
Net Income from Operations	(324,048)	(749,231)
Other Income (Expense)		
Loss on Disposal of Fixed Assets	-	(41,013)
Tax Expense	(1,557)	(3,250)
Interest Expense	(150)	-
Net Income	$ (325,755)	$ (793,494)
Other Comprehensive Income		
Unrealized Loss on Equity Investments	-	(12,122)
Realized Loss on Equity Investments	(18,533)	-
Comprehensive Income	$ (344,288)	$ (805,616)

MAGNET ANALYTICS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (325,755)	$ (793,494)
Depreciation	34,804	1,854
Unrealized Loss on Equity Investments	12,122	(12,122)
Accounts Payable	2,927	-
Inventory	(2,345)	-
Realized Loss on Equity Investments	(18,533)	-
Loss on Sale of Fixed Assets	-	41,013
Net Cash Flows From Operating Activities	(296,780)	(762,749)
Cash Flows From Investing Activities		
Proceeds from Sale of Fixed Assets	-	1,077,810
Purchase of Building Improvements	-	(169,600)
Change in Equity Investments	212,588	(212,853)
Net Cash Flows From Investing Activities	212,588	695,358
Cash Flows From Financing Activities		
Issuance of Common Stock	140	750
Change in Additional Paid-In Capital	73,595	74,250
Net Cash Flows From Investing Activities	73,735	75,000
Cash at Beginning of Period	10,480	2,872
Net Increase (Decrease) In Cash	(10,458)	7,608
Cash at End of Period	$ 22	$ 10,480

MAGNET ANALYTICS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

_____

| | Common Stock | | Preferred Stock | | Additional Paid | Retained | Total Stockholders' |
	Number	Amount	Number	Amount	in Capital	Earnings	Equity
Balance at December 31, 2017	110,000	$ 110		$ -	$ 3,147,359	$ (2,018,411)	$ 1,129,058
Issuance of Stock	750,000	750			74,250		75,000
Retained Earnings Adjustment						(3,709)	(3,709)
Net Income						(793,494)	(793,494)
Other Comprehensive Income							(12,122)
Balance at December 31, 2018	860,000	$ 860		$ -	$ 3,221,609	$ (2,815,614)	$ 394,733
Issuance of Stock	140,000	140			73,595		73,735
Net Income						(325,755)	(325,755)
Other Comprehensive Income							(6,411)
Balance at December 31, 2019	1,000,000	$ 1,000	-	$ -	$ 3,295,204	$ (3,141,369)	$ 136,303

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

MagNet Analytics, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a retail company that deploys internally developed, automated kiosks to sell products.

The Company was originally incorporated in Massachusetts, but subsequently reorganized as a Delaware corporation.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company sustained net operating loss in fiscal years 2019 and 2018. Management believes these losses are consistent with the Company's plan for the period provided it was focused on R&D and test pilots.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through a Regulation CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimated of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Equity Investments

Equity Investments represents the fair-market value of equity investments the Company holds. These investments are short-term holdings for the purposes of generating profits.

Inventory

The Company values inventory at the lower of historic cost or market value.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Leases

The Company occupies retail space for its kiosk machines on a month-to-month basis. The monthly payments amount to $950.

Non-Monetary Transaction

The Company received approximately $8,109 of inventory from one if its suppliers at no charge in order to support the Company's pilot location. This inventory was sold in fiscal year 2019.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2018 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 17, 2020 the date that the financial statements were available to be issued.